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                                                                       EXHIBIT 5

                               [AMBAR LETTERHEAD]

Dear Stockholder:

     I am pleased to announce that on July 1, 1996, AMBAR, Inc. ("AMBAR"), AI Partners L.P. (the "Parent") and AI Acquisitions Corp. (the "Purchaser"), a wholly-owned subsidiary of the Parent, entered into a merger agreement (the "Merger Agreement") pursuant to which the Purchaser has agreed to acquire AMBAR. Pursuant to the Merger Agreement, the Purchaser has today commenced a tender offer for all outstanding shares of the Common Stock, par value $.01 per share, of AMBAR at $18.00 per share net to the seller in cash. The shares of Common Stock of AMBAR not acquired in the tender offer will be converted to the right to receive the $18.00 per share cash price pursuant to the Merger of the Purchaser with and into AMBAR. The tender offer is conditioned, among other things, on at least 90% of the shares of Common Stock outstanding being validly tendered.

     The Board of Directors of AMBAR has approved the Offer and the Merger and determined, based upon, among other things, the unanimous recommendation of a duly appointed Independent Committee of the Board, that the terms of the Offer and the Merger are fair to, and in the best interests of, AMBAR and its stockholders, and recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

     Enclosed for your consideration are copies of the tender offer materials and AMBAR's Schedule 14D-9 being filed today with the Securities and Exchange Commission. These documents should be read carefully. In particular, I call your attention to Item 4 of the Schedule 14D-9, which describes both the reasons for the Board's recommendation and certain additional information that stockholders may wish to consider before taking action with respect to the offer.

                                            Sincerely,

                                            /s/ RANDOLPH M. MOITY, SR.
                                            Randolph M. Moity, Sr.
                                            Chairman of the Board, President
                                            and Chief Executive Officer

July 9, 1996
Lafayette, Louisiana